EXHIBIT 99.1

Student Transportation Inc. Awarded New 5 Year Contract in Columbia, Missouri

Company to Hire Local Drivers as Community Welcomes New Fleet and Culture

WALL, N.J., Dec. 9, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), the most trusted provider of school transportation services in North America, today announced that its subsidiary, Student Transportation of America, Inc. ("STA"), has been awarded a new contract with Columbia Public Schools in Columbia, Missouri. The initial three-year contract, with the option for additional renewal years, will commence in August 2015 and feature 212 brand new state of the art school vehicles, bringing in annual revenues exceeding $10 million. This fleet will be the youngest and most modern fleet in the "Show Me State".

The contract award marks the company's first operations in Missouri; however, the company is extremely experienced and accustomed to successful, large-scale operations. STA currently operates similar size contracts in Omaha, Boise, Milwaukee and Los Angeles. Each of those customers has recommended STA for additional services in new markets.

"We are excited about this bid win and look forward to our new partnership with Columbia Public Schools and the community," stated STI Chief Operating Officer Patrick Vaughan. "We have an experienced team ready to serve and a tremendous reputation for quality service in our communities. We spend a lot of time developing a culture of mutual respect with our employees, parents, and of course the students we transport. Our existing customers see the change we bring and eagerly recommended us to new potential customers."

The new fleet of vehicles servicing the contract will feature several on-board cameras, GPS, and a Child Check-Mate system for added security of leaving no child alone on the vehicle. The company is also in discussions with the school district to make its innovative mobile application,SafeStopTM, available to parents. The app allows them to know exactly when the bus will arrive at their designated stop in the morning and afternoon and also arrival and departures at school. The app is designed for members to securely track the location of the school bus along its route to and from school. SafeStopTM even includes various information notices and alerts that can be sent directly to its members.

Other terms of the contract include fuel protection for STA for all fuel in excess of one dollar per gallon, as well as the company's agreement to use district-owned facilities as part of this public-private partnership.

STA is holding informational sessions this week with the current drivers and personnel who will be given the first opportunity to work for the company. STA will also be recruiting and hiring additional drivers for growth in the area. Those persons interested in applying for positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at ColumbiaQuestions@rideSTA.com.

"We look forward to giving current drivers and other personnel the first opportunity to apply for all open positions. We will employ approximately 225 people in the community for drivers, dispatchers, and vehicle technician positions. We are confident that everyone will enjoy being part of STA and our family-oriented culture, which is so important to us," added Mr. Vaughan.

To learn more and view interactive content about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.:

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: For more information, please contact:

         Patrick Gallagher
         Marketing & Communications Manager
         (843) 884-2720 x208
         pgallagher@rideSTA.com

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com